UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update regarding Appointment of Directors

On March 5, 2024, the appointment by the Board of Directors (the “Board”) of Selina Hospitality PLC (the “Company”) of Boaz Arbel as an independent non-executive director of the Company became effective. Mr. Arbel is a nominee of Osprey International Limited (“Osprey”) pursuant to the Investor’s Rights Agreement (“IRA”) entered into between the Company and Osprey on January 25, 2024, as part of the closing of the liability restructuring and investment transactions announced by the Company on January 26, 2024 (“Transactions”). Mr. Arbel’s appointment had been deferred, as announced on October 18, 2023, pending the closing of the Transactions.

Under the IRA, Osprey has the right to designate the appointment of directors comprising a majority of the Board, as well as the chair of the Board and certain members of each of the Company’s Human Capital Management & Compensation Committee, Finance & Capital Allocation Committee and Nominating & Corporate Governance Committee, subject to such appointments complying with all applicable rules, regulations, requirements and guidance of the Nasdaq Stock Market and/or the Securities and Exchange Commission.

In addition, pursuant to the Indenture dated as of January 25, 2024 in respect of $65,412,000 principal amount of 6.0% senior secured notes due 2029 (the “2029 Notes”), the Company has agreed that until the date that less than 25% of the aggregate principal amount of the 2029 Notes remains outstanding, the Company shall cause at least one individual, selected by a majority of the holders of the 2029 Notes and subject to approval by Osprey, to be appointed as an independent director of the Company.

The appointment of Amir Ramot as a nominee of Osprey, as previously announced on September 22, 2023, remains deferred. The director nominee of the holders of the 2029 Notes and additional nominees of Osprey currently are under review.

The biography for Mr. Arbel is provided below.

Boaz Arbel is an accomplished operator and business leader with deep experience in driving growth and organizational change, particularly with early-to-mid stage companies. He currently serves as the Portfolio Managing Director of Global University Systems B.V. (“GUS”), a role he has held since 2016, where he is responsible for leading the growth and integration within the GUS portfolio of various educational institutions throughout Europe. Prior to his role at GUS, Mr. Arbel served as the Chief Executive Officer of Drinka Beverages Ltd., from 2013 to 2016, and Chief Executive Officer of Smartnet Ltd., from 2006 through 2013, where he led initiatives to grow and improve operational performance of start-up stage companies. Mr. Arbel also held senior sales roles with College of Management, and before that, Campus-Studies Ltd. in Israel between 2000 and 2006. In 2003, he graduated with a Masters of Human Resource Management from Derby University in the U.K. and earned a Bachelor of Arts degree in Business Administration from Derby University in 2001.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: March 7, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary